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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                                                                          --------------------------
                       FORM N-17f-1                                              OMB APPROVAL
                                                                          --------------------------
                                                                           OMB Number: 3235-0359
  Certificate of Accounting of Securities and Similar                     --------------------------
    Investments of a Management Investment Company                         Expires: April 30, 1994
            in the Custody of Members of                                   Estimated average burden
           National Securities Exchanges                                   hours per form. . . 0.05
                                                                          --------------------------

       Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

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
1.   Investment Company Act File Number:                                       Date examination completed:

801-811-6727                                                                         January 24, 1998
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2.   State identification Number:
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     AL                AK                AZ                AR                CA               CO
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     CT                DE                DC                FL                GA               HI
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     ID                IL                IN                IA                KS               KY
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     LA                ME                MD                MA                MI               MN
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     MS                MO                MT                NE                NV               NH
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     NJ                NM                NY                NC                ND               OH
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     OK                OR                PA                RI                SC               SD
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     TN                TX C41002-003-02  UT                VT                VA               WA
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     WV                WI                WY                PUERTO RICO
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Other (specify):
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3.   Exact name of investment company as specified in registration statement:
     Dominion Funds, Inc.
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4.   Name under which business is conducted, if different from above:
     Dominion Insight Growth Fund
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5.   Address of principal place of business (number, street, city, state, zip code):
     5000 Quorum Drive, Suite 620, Dallas, Texas 75240
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INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

             THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth
       A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                                                                 SEC 2205(5-91)

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                             DOMINION INSIGHT GROWTH FUND

                    Certificate of Accounting of Securities in the
                Custody of a Member of a National Securities Exchange.

                             As of December 31, 1997 and
                            for the six months then ended

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The Board of Directors
Dominion Insight Growth Fund

In accordance with Paragraph (b)(4) of Rule 17f-1 of the Investment Company Act of 1940 (1940 Act), we have applied certain procedures to the securities listings as of December 31, 1997 and the security transactions for the six months then ended, maintained by Dominion Insight Growth Fund (DIGF), as a registered management investment company under the 1940 Act, and the custody of securities with May Financial Corporation (May), a member of the Chicago Stock Exchange. Our examination was performed solely for the use of DIGF and the Securities and Exchange Commission in evaluating compliance with the 1940 Act and our report is not to be used for any other purpose. The scope of the examination of the accounts of the securities is summarized as follows:

1. Securities owned as of the close of business on the examination date as shown by the books and records of DIGF examined by us are grouped with securities of other clients of May and are held by the Depository Trust Co. ("DTC") in the form of combined certificates for each issue. This system renders a count, inspection and confirmation of DIGF's securities held by DTC impossible.

     Alternatively, we reconciled the securities listings maintained by May with the listings prepared by DTC. We then agreed the recorded securities holdings of DIGF (DIGF's portfolio listing) to detail listings prepared by May.

     We then agreed all DIGF's portfolio listings to the investment ledgers of DIGF as of the examination date. There were no securities purchased but not received on that date.

     We then made an appropriate examination of the investment accounts and supporting records, including an analysis of the securities transactions since the last examination and the entries pertaining thereto.

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2.   DIGF's securities were not individually segregated from the securities and investments of any other person and marked in such a manner as to clearly identify them as the property of DIGF in accordance with Paragraph (b)(1) of Rule 17f-1. The securities are held in the form of combined certificates for each issue at DTC.

3. A custodial agreement in accordance with Paragraph (a) of Rule 17f-1 was executed between DIGF, May and Dominion Institutional Services, Inc., effective July 23, 1994.

Because the above procedures were performed in compliance with Paragraph (b)(4) of Rule 17f-1 of the Investment Company Act of 1940 and therefore do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts as of December 31, 1997 or for the six months then ended. This report relates only to the investment accounts and does not extend to any financial statements of DIGF taken as a whole.



                                        KINDER & WYMAN, P.C.



Irving, Texas
January 24, 1998